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Filed pursuant to General Instruction II.L. of Form F-10
Registration No. 333-196927

         A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the Securities and Exchange Commission in the United States, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 4, 2015

Preliminary Prospectus Supplement
to the Short Form Base Shelf Prospectus Dated June 27, 2014

New Issue	March 4, 2015

Encana Corporation
    •    Common Shares
 C$    •

This offering (the "Offering") of common shares ("Common Shares") of Encana Corporation (the "Corporation") pursuant to this prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated June 27, 2014 (the "Prospectus"), consists of    •    Common Shares (the "Offered Shares") of the Corporation at a price of C$    •    per Offered Share (the "Offering Price"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") dated March     •    , 2015 between the Corporation and RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc. and Scotia Capital Inc. (collectively, the "Co-Lead Underwriters") and    •    ,     •    and    •    (collectively, with the Co-Lead Underwriters, the "Underwriters"). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC").

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "ECA". On March 3, 2015, the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$15.67 and the closing price of the Common Shares on the NYSE was US$12.55. The Offering Price was determined by negotiation between the Corporation and the Co-Lead Underwriters. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Price: C$    •    per Offered Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Corporation(2)
Per Offered Share	C$•	C$•	C$•
Total(3)	C$•	C$•	C$•

Notes:

(1)
The Corporation has agreed to pay the Underwriters a fee (the "Underwriters' Fee") equal to     •    % of the gross proceeds of the Offering, being C$    •    per Offered Share.

(2)
After deducting the Underwriters' Fee, but before deducting the expenses of the Offering, which are estimated to be C$1.0 million.

(3)
The Corporation has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, at the sole discretion of the Co-Lead Underwriters, at any time and from time to time for a period of 30 days from closing of the Offering, to purchase up to an additional    •    Common Shares at the Offering Price (the "Additional Shares"), solely to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming any part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. In respect of the Over-Allotment Option, the Corporation will pay to the Underwriters a fee equal to    •    % of the proceeds realized on the exercise of the Over-Allotment Option, being C$    •    per Additional Share. If the Over-Allotment Option is exercised in full, the total number of Offered Shares will be     •    , the total price to the public will be C$    •    , the total Underwriters' Fee will be C$    •    , and the net proceeds to the Corporation, after deducting the Underwriters' Fee but before deducting the estimated expenses of the Offering, will be C$1.0 million. See "Plan of Distribution".

        The following table sets out the number of options and other compensation securities that may be issued by the Corporation to the Underwriters.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to • Common Shares	Up to 30 days from the closing of the Offering	C$• per Offered Share

        Each of the Underwriters, other than    •    ,    •     and    •    , is, directly or indirectly, an affiliate of a lender to the Corporation. Consequently, the Corporation may be considered to be a "connected issuer" of such Underwriters under Canadian securities laws. See "Plan of Distribution" and "Relationship Between the Issuer and Certain Underwriters".

        Where applicable, references to the terms "Offered Shares" and "Offering" include Common Shares issued in connection with the exercise of the Over-Allotment Option. The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Norton Rose Fulbright Canada LLP with respect to Canadian legal matters and Cravath, Swaine & Moore LLP with respect to U.S. legal matters.

        Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Common Shares at levels other than those that otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See "Plan of Distribution".

        The Offering is anticipated to close on or about March 16, 2015 (the "Closing Date"). Therefore, investors in the Offering will not be eligible to receive the dividend payable on March 31, 2015 to shareholders of record on March 13, 2015. See "Dividends".

        Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. ("CDS"), or its nominee, will be made electronically through the non-certificated inventory ("NCI") system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the eighth business day (in the United States) following the date of pricing of the Offered Shares.

        Investing in the Common Shares involves significant risks. See "Risk Factors". Investors should carefully read the "Risk Factors" section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein.

        This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements, which are different from those in the United States. Financial statements incorporated by reference in the Prospectus have been prepared in accordance with United States generally accepted accounting principles applicable as at the date of the financial statements ("U.S. GAAP"), and they are subject to Canadian and United States auditing and auditor independence standards.

        Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. This Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion under the headings "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" in this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

        The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that many of the Corporation's assets and the assets of these persons are located outside the United States.

        NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        The Corporation's registered and principal office is located at 4400, 500 Centre Street S.E., Calgary, Alberta T2P 2S5, Canada.

Prospectus Supplement
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS	S-1
EXCHANGE RATE INFORMATION	S-1
CAUTIONARY NOTE REGARDING OIL AND GAS RESERVE AND RESOURCE ESTIMATES	S-2
FORWARD-LOOKING STATEMENTS	S-3
ENCANA CORPORATION	S-6
RECENT DEVELOPMENTS	S-6
RISK FACTORS	S-6
USE OF PROCEEDS	S-7
CONSOLIDATED CAPITALIZATION	S-8
DESCRIPTION OF SECURITIES OFFERED	S-8
ELIGIBILITY FOR INVESTMENT	S-8
TRADING PRICE AND VOLUME	S-9
DIVIDENDS	S-9
PRIOR SALES	S-10
PLAN OF DISTRIBUTION	S-10
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-14
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-17
RELATIONSHIP BETWEEN THE ISSUER AND CERTAIN UNDERWRITERS	S-21
LEGAL MATTERS	S-21
EXPERTS	S-21
ENFORCEABILITY OF CIVIL LIABILITIES	S-22
DOCUMENTS INCORPORATED BY REFERENCE	S-23
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-23
Prospectus
ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	2
FORWARD-LOOKING STATEMENTS	4
ENCANA CORPORATION	7
RECENT DEVELOPMENTS	8
CONSOLIDATED CAPITALIZATION	8
USE OF PROCEEDS	8
DESCRIPTION OF DEBT SECURITIES	8
DESCRIPTION OF SHARE CAPITAL	23
DESCRIPTION OF SUBSCRIPTION RECEIPTS	24
DESCRIPTION OF WARRANTS	24
DESCRIPTION OF UNITS	25
RISK FACTORS	25
CERTAIN INCOME TAX CONSIDERATIONS	27
PLAN OF DISTRIBUTION	27
INTEREST COVERAGE	28
LEGAL MATTERS	29
EXPERTS	29
ENFORCEABILITY OF CIVIL LIABILITIES	29
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	30

 IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. In this Prospectus Supplement, all capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Prospectus.

        This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus. See "Documents Incorporated by Reference" in this Prospectus Supplement and "Where You Can Find More Information" in the Prospectus.

        To the extent the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including documents incorporated by reference therein), you should rely on the information in this Prospectus Supplement.

        The Corporation is responsible for the information contained in this Prospectus Supplement and contained or incorporated by reference in the accompanying Prospectus. The Corporation has not, and the Underwriters have not, authorized any other person to provide you with different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information. The Corporation has not made, and the Underwriters are not making, an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information that the Corporation previously filed with the SEC and with the Alberta Securities Commission and incorporated by reference, is accurate as of the respective dates of the applicable documents only. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

        Unless otherwise specified or the context otherwise requires, all references in this Prospectus Supplement to the "Corporation", and all references in the Prospectus and the documents incorporated therein to "Encana", the "Corporation", the "Company", "we", "us" and "our", mean Encana Corporation and its consolidated subsidiaries and partnerships.

EXCHANGE RATE INFORMATION

        In this Prospectus Supplement, references to "C$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case as identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period.

	Year Ended December 31,
	2014	2013	2012
Rate at end of period	0.8620	0.9402	1.0051
Average rate for period	0.9054	0.9710	1.0004
High for period	0.9422	1.0164	1.0299
Low for period	0.8589	0.9348	0.9599

        On March 3, 2015, the Bank of Canada noon rate was C$1.00 = US$0.8031.

 CAUTIONARY NOTE REGARDING OIL AND GAS RESERVE AND RESOURCE ESTIMATES

        This Prospectus Supplement, the Prospectus and the documents incorporated by reference therein, contain disclosure respecting oil, natural gas liquids ("NGLs" and, together with oil and condensate, "liquids") and natural gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

        The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. The Corporation is permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference in the Prospectus includes reserves designated as probable reserves, possible reserves and contingent resources. The SEC definitions of proved, probable and possible reserves are different than the definitions contained in NI 51-101; therefore, proved, probable and possible reserves disclosed in the documents incorporated by reference into the Prospectus in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable and possible reserves.

        In addition, certain documents incorporated by reference in the Prospectus contain estimates of contingent resources. The SEC does not permit the disclosure of contingent resources in reports filed with it by United States oil and gas reporting companies. Contingent resources are not, and should not be confused with, reserves. Investors are cautioned not to assume that any or all of the Corporation's contingent resources will be converted into reserves. Additional information regarding these estimates can be found in the Corporation's Supplemental Disclosure Document concerning its estimated reserves and economic contingent resources dated March 3, 2015 (the "Supplemental Disclosure Document"), which is incorporated by reference in the Prospectus.

        The contingent resource estimates provided in the documents incorporated by reference in the Prospectus are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein.

        Moreover, as permitted by NI 51-101, the Corporation has determined and disclosed the estimated net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Accordingly, such estimated future net revenue may not be comparable to United States standards.

        For additional information regarding the presentation of the Corporation's reserves and other oil and gas information, including the primary differences between Canadian and U.S. reporting requirements, see the section entitled "Narrative Description of the Business — Reserves and Other Oil and Gas Information" in the Corporation's Annual Information Form for the year ended December 31, 2014 dated March 3, 2015 (the "Annual Information Form"), which is incorporated by reference in the Prospectus. Certain disclosure of the Corporation's reserves prepared in accordance with United States disclosure requirements is set forth in Appendix D to the Annual Information Form entitled "U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information".

 FORWARD-LOOKING STATEMENTS

        Certain statements included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein constitute forward-looking statements or information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, relating to, but not limited to, the Corporation's operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "agreed to", "forecast", "target", "project" or similar words suggesting future outcomes or statements regarding an outlook. These forward-looking statements include, but are not limited to, statements with respect to: the closing date of the Offering and the use of proceeds therefrom, including the Note Redemptions (as defined herein) and their expected benefits; achieving the Corporation's focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; focused capital investment in strategic, high return scalable assets; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Corporation, including the successful implementation of and other expected benefits to be generated from those agreements, and the Corporation's ability to fund future development costs associated with those agreements; the Corporation's commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; the Corporation's plan to maximize profitability through operational efficiency, reducing costs and disciplined capital allocation; maintaining a balanced portfolio with flexibility to respond to changing market conditions; anticipated cost reductions and the ability to preserve balance sheet strength; anticipated cash flow; anticipated access to capital markets and the Corporation's ability to meet financial obligations and finance growth; the success of implementing the resource play hub strategy across certain plays; expected accelerated growth from a limited number of high return assets while optimizing the Corporation's base production; anticipated drilling and number of drilling rigs and the success thereof and anticipated production from wells and the product composition of such production; anticipated drilling costs and cycle times; anticipated oil, natural gas and NGLs prices; expectation for risk management contracts to mitigate market risk associated with future cash flows; availability of a large inventory of internal growth opportunities; anticipated dividends; potential future discounts to market price in connection with the Corporation's dividend reinvestment plan; fostering technological innovation and the success of the resource hub play model; anticipated revenues and operating expenses; expected completion dates and proceeds from the sale of certain assets; estimates of reserves, before and after royalties, including by product types and locations; estimates of contingent resources; statements with respect to future ceiling test impairments; projections contained in the Corporation's 2015 corporate guidance; the benefits of the Corporation's risk management program, including the impact of derivative financial instruments; projections relating to the adequacy of the Corporation's provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; the impact of the changes and proposed changes in laws and regulations, including those relating to hydraulic fracturing, greenhouse gas, carbon and climate change initiatives on the Corporation's operations and operating costs; the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs and the potential impact to the Corporation relating to carbon, air quality, water, land and hydraulic fracturing; anticipated debt repayments and the ability to make such repayments; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; anticipated cash and cash equivalents; expectation to fund 2015 commitments from cash flow, cash and cash equivalents; expected timing of, and future interest expense savings associated with, the Note Redemptions; projections that the Corporation has access to cash equivalents and a wide range of funding at competitive rates; the Corporation's continued compliance with financial covenants under the Corporation's unsecured revolving credit facilities (the "Credit Facilities"); the Corporation's ability to pay its creditors, suppliers and commitments and to fund its 2015 capital program and pay dividends to shareholders; maintaining satisfactory credit ratings; the anticipated effect of the Corporation's risk mitigation policies, systems, processes and insurance program; pending and potential litigation and having adequate provision for the same; and the expected impact and timing of various accounting pronouncements, rule changes and standards, including in respect of U.S. GAAP, on the Corporation and its consolidated financial statements.

        You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur, which may cause the Corporation's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These factors include, but are not limited to:

  •
  volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Corporation's operations and financial condition and the value and amount of its reserves;

  •
  assumptions based upon the Corporation's current guidance;

  •
  fluctuations in currency and interest rates;

  •
  risk that the Corporation may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which may be referred to from time to time as "partnerships" or "joint ventures" and the funds received in respect thereof, which the Corporation may refer to from time to time as "proceeds", "deferred purchase price" and/or "carry capital", regardless of the legal form) as a result of various conditions not being met;

  •
  product supply and demand;

  •
  market competition;

  •
  risks inherent in the Corporation's operations;

  •
  risks of war, hostilities, civil insurrection, instability and economic conditions affecting countries in which the Corporation and its subsidiaries operate and terrorist threats;

  •
  risks inherent in the Corporation and its subsidiaries' marketing operations, including credit risks;

  •
  imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates;

  •
  marketing margins;

  •
  potential disruption or unexpected technical difficulties in developing new facilities;

  •
  unexpected cost increases or technical difficulties in constructing or modifying processing facilities;

  •
  risks associated with technology;

  •
  the Corporation's ability to replace, expand or find additional reserves or resources;

  •
  hedging activities resulting in realized and unrealized losses;

  •
  business interruption and casualty losses;

  •
  risk of the Corporation not operating all of its properties and assets;

  •
  counterparty risk;

  •
  downgrade in credit rating and its potential adverse effects;

  •
  liability for indemnification obligations to third parties;

  •
  potential variability of dividend payment amounts and the continued future payment of dividends;

  •
  the Corporation's ability to generate sufficient cash flow from operations to meet its current and future obligations;

  •
  the Corporation's ability to access external sources of debt and equity capital;

  •
  general economic and business conditions;

  •
  the Corporation's ability to enter into or renew leases;

  •
  the timing and the costs of well, pipeline and facility construction;

  •
  the Corporation's ability to make capital investments and the amounts of capital investments;

  •
  imprecision in estimating the timing, costs and levels of production and drilling;

  •
  results of exploration, development and drilling;

  •
  imprecision in estimates of future production capacity;

  •
  the Corporation's ability to secure adequate product transportation;

  •
  changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations;

  •
  political and economic conditions in the countries in which the Corporation operates;

  •
  risks associated with existing and potential future lawsuits and regulatory actions made against the Corporation;

  •
  risk arising from price basis differential;

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  risk arising from inability to enter into attractive hedges to protect the Corporation's capital program;

  •
  difficulty in obtaining necessary regulatory or other third party approvals; and

  •
  such other assumptions, risks and uncertainties described from time to time in the Corporation's reports and filings with the Canadian securities authorities and the SEC.

        Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

        You should review the cautionary notes regarding forward-looking statements contained in the documents incorporated by reference in the accompanying Prospectus in relation to forward-looking statements made in such documents. All of the forward-looking statements contained in this Prospectus Supplement, in the accompanying Prospectus and in any document incorporated by reference therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. The foregoing list of important factors is not exhaustive. Events or circumstances could cause the Corporation's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference therein. Except as required by law, the Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise.

 ENCANA CORPORATION

        The Corporation is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and NGLs. All of the Corporation's reserves and production are located in North America.

        For a description of the Corporation's business, see "Narrative Description of the Business" in the Annual Information Form and "Encana's Business" in the Corporation's Management's Discussion and Analysis for the year ended December 31, 2014 (the "Annual MD&A"), both of which are incorporated by reference in the Prospectus.

RECENT DEVELOPMENTS

2015 Capital Program

        On February 25, 2015, the Corporation announced that it reduced its 2015 capital program to between US$2.0 billion and US$2.2 billion, using assumptions of US$50.00 per barrel West Texas Intermediate oil prices and NYMEX natural gas prices of US$3.00 per million British thermal units, and updated its 2015 guidance to an estimated total liquids production of between 130,000 and 150,000 barrels per day, total natural gas production of between 1,600 and 1,700 million cubic feet per day and overall production of between 395,000 and 430,000 barrels of oil equivalent per day.

Note Redemptions

        Concurrent with the Offering, the Corporation intends to issue a notice of redemption to holders of its US$700 million aggregate principal amount of 5.90% notes due 2017 (the "2017 Notes"), and its C$750 million aggregate principal amount of 5.80% medium term notes (series 4) due 2018 (the "2018 Notes" and, together with the "2017 Notes", the "Notes"), to redeem all of the Notes in April 2015 pursuant to the terms of their respective indentures (the "Note Redemptions"). The Corporation expects to use the proceeds received from the sale of the Offered Shares to complete the Note Redemptions. See "Use of Proceeds".

RISK FACTORS

        Before deciding to invest in the Offered Shares, you should carefully consider all the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to oil and natural gas operations and risks related to the Corporation's securities described in the documents incorporated by reference in the Prospectus. If any event arising from these risks occurs, the Corporation's operations, anticipated financial performance, business prospects or strategies, or your investments in the Offered Shares could be materially adversely affected.

        In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, you should carefully consider the risks factors set forth in the accompanying Prospectus under the heading "Risk Factors", in the Annual Information Form under the heading "Risk Factors" and in the Annual MD&A under the heading "Risk Management". These risks are not the only risks the Corporation faces. Additional risks not presently known to the Corporation or that the Corporation incorrectly deems immaterial may also impair its business and impact your investment in the Offered Shares.

Risks Related to the Corporation's Common Shares

The Common Shares are publicly traded and are subject to various factors that have historically made the market price volatile.

        The market price of the Common Shares has been, and may continue to be, subject to fluctuations and volatility. During the period from March 1, 2014 to March 3, 2015, the trading price of the Common Shares has been as high as C$26.85 and as low as C$13.31 per share on the TSX and as high as US$24.83 and as low as US$11.45 per share on the NYSE. See "Trading Price and Volume". The market price of the Common Shares may increase or decrease in response to a number of events and factors, including actual or anticipated variations in the Corporation's financial condition or operating results; announcements of new developments; changes in financial reports by securities analysts or failure to meet such analysts' expectations; a downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Corporation's indebtedness; the occurrence of major catastrophic events; and sales of the Common Shares in the marketplace.

        During the recent period of low commodity prices, the securities markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. As a result, investors may not be able to resell their Common Shares at or above the Offering Price.

Future issuances or sales of Common Shares may result in dilution to present and prospective holders of Common Shares.

        The Corporation's articles allow the Corporation to issue an unlimited number of Common Shares. The Corporation may raise funds for future operations through the issuance of additional Common Shares or other securities convertible into Common Shares, and may issue Common Shares pursuant to its dividend reinvestment plan. Any future issuance of Common Shares, or other securities convertible into Common Shares, may result in dilution to present and prospective holders of Common Shares.

The decision to pay dividends by the board of directors of the Corporation and the amount of such dividends may vary from time to time.

        Although the Corporation currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to the Corporation to pay dividends, if any, can vary significantly from period to period for a number of reasons. The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Corporation's board of directors, which regularly evaluates the Corporation's proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per Common Share will be affected by the number of outstanding Common Shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on the Corporation's operational success, the performance of its assets or other reasons. The market value of the Common Shares may deteriorate if the Corporation is unable to meet dividend expectations in the future, and that deterioration may be material.

Risks Related to the Corporation

Because the Corporation is a Canadian corporation, certain civil liabilities and judgments may not be enforceable against it.

        The Corporation is incorporated under the laws of Canada. Some of its officers and directors, and some of the experts named elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, are residents of Canada. Many of the Corporation's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a holder of Common Shares to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against the Corporation or these persons. It may also be difficult for a holder of Common Shares to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws. See "Enforceability of Civil Liabilities" in this Prospectus Supplement and in the accompanying Prospectus.

USE OF PROCEEDS

        The net proceeds from the sale of the Offered Shares will be approximately C$    •     million (C$    •     million if the Over-Allotment Option is exercised in full), after deducting the Underwriters' Fee and the estimated expenses of the Offering of approximately C$1.0 million. The net proceeds of the Offering are expected to provide the Corporation with additional financial flexibility by reducing the Corporation's long-term debt and interest expense. The Corporation intends to use the net proceeds received from the sale of the

Offered Shares, along with cash on hand and, if required, other sources of funds including under the Credit Facilities, to redeem US$700 million of long-term debt maturing in 2017 and C$750 million of long-term debt maturing in 2018. See "Recent Developments".

CONSOLIDATED CAPITALIZATION

        There has been no material change in the Corporation's share and loan capital, on a consolidated basis, since December 31, 2014. As at December 31, 2014, after giving effect to the issuance and sale of the Offered Shares pursuant to the Offering (including the potential Additional Shares issuance pursuant to the Over-Allotment Option) and the intended use of proceeds thereof and from other sources as described under "Use of Proceeds", the share capital of the Corporation may increase by up to a maximum of C$    •    , after deducting the Underwriters' Fee and the estimated expenses of the Offering, and the total long-term debt would decrease by US$1,347 million.

DESCRIPTION OF SECURITIES OFFERED

        For the description of the terms and provisions of the Common Shares, see "Description of Share Capital — Common Shares" in the accompanying Prospectus. As of March 4, 2015, there were approximately 741.2 million Common Shares issued and outstanding.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, subject to the provisions of any particular plan, the Offered Shares offered hereby, if issued on the date hereof, would be, on such date, qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax- free savings account ("TFSA").

        Notwithstanding that the Offered Shares may be qualified investments for a trust governed by an RRSP, RRIF or a TFSA, the annuitant under an RRSP or RRIF or the holder of a TFSA, as the case may be, may be subject to a penalty tax if such Offered Shares are "prohibited investments" for the RRSP, RRIF or TFSA within the meaning of the Tax Act. The Offered Shares will generally not be a "prohibited investment" provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm's length with the Corporation for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in the Corporation.

        Prospective investors who intend to hold Offered Shares in their RRSP, RRIF or TFSA should consult their own tax advisors regarding whether the Offered Shares will be a prohibited investment in their particular circumstances.

 TRADING PRICE AND VOLUME

        All of the outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "ECA". The following table outlines the share price trading range and volume of shares traded by month for the period March 1, 2014 to March 3, 2015:

	TSX				NYSE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	(US$ per share)			(millions)
2014
March	23.87	20.90	23.61	47.6	21.59	18.89	21.38	17.8
April	26.16	23.21	25.39	47.0	23.85	21.10	23.21	17.8
May	26.08	24.32	25.25	48.5	23.93	22.36	23.31	19.1
June	26.85	25.09	25.28	39.6	24.83	22.95	23.71	13.6
July	25.17	22.78	23.48	41.9	23.96	21.23	21.55	16.4
August	25.07	22.78	25.07	28.5	23.05	20.77	23.03	12.9
September	25.69	23.05	23.78	48.1	23.40	20.72	21.21	18.0
October	24.41	19.58	21.00	60.5	21.74	17.41	18.63	30.2
November	21.84	18.02	18.02	41.8	19.30	15.76	15.78	23.7
December	18.38	13.31	16.17	80.3	16.15	11.45	13.87	37.2
2015
January	16.99	14.67	15.54	55.8	13.98	11.68	12.24	36.4
February	17.79	15.68	16.29	52.5	14.36	12.50	13.05	28.7
March 1-3(1)	16.30	15.61	15.67	4.6	13.02	12.51	12.55	2.8

Note:

(1)
On March 3, 2015, the last completed trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE was C$15.67 and US$12.55 per Common Share, respectively.

DIVIDENDS

        The Corporation currently pays a quarterly dividend in the amount of US$0.07 per Common Share or US$0.28 per Common Share on an annualized basis. Dividend payments are not guaranteed and the amount of cash to be distributed as dividends in the future may change. Any decision to pay dividends will be determined at the discretion of the board of directors of the Corporation after consideration of numerous factors including: (i) the earnings of the Corporation; (ii) financial requirements for the Corporation's operations; (iii) the satisfaction by the Corporation of liquidity and solvency tests described in the Canada Business Corporations Act; and (iv) any agreements relating to the Corporation's indebtedness that restrict the declaration and payment of dividends. The Corporation currently pays dividends quarterly to shareholders of record as of the 15th day (or the previous business day) of the last month of each calendar quarter, with the last business day of the same month being the corresponding payment date. The dividends paid on the Common Shares are expected to be designated as "eligible dividends" for Canadian income tax purposes, unless otherwise notified. See "Risk Factors — Risks Relating to the Corporation's Common Shares — The decision to pay dividends by the board of directors of the Corporation and the amount of such dividends may vary from time to time" in this Prospectus Supplement.

        The Offering is anticipated to close on or about March 16, 2015. Investors in the Offering will not be eligible to receive the dividend payable on March 31, 2015 to shareholders of record on March 13, 2015.

 PRIOR SALES

        During the twelve month period prior to the date hereof, the Corporation has issued Common Shares, or securities convertible into Common Shares, as follows:

Date of Issue	Securities	Issue / Exercise Price per Security(1)	Number of Securities
Between March 1, 2014 and March 4, 2015	Common Shares(2)	C$18.06	1,095
Between March 1, 2014 and March 4, 2015	Options(3)	C$21.94	424,502
March 31, 2014	Common Shares(4)	C$23.1653	51,785
March 31, 2014	Common Shares(4)	US$20.8765	2,687
June 30, 2014	Common Shares(4)	C$25.7403	58,923
June 30, 2014	Common Shares(4)	US$24.0744	381
September 30, 2014	Common Shares(4)	C$23.8052	50,640
September 30, 2014	Common Shares(4)	US$21.3655	426
December 31, 2014	Common Shares(4)	C$15.9371	75,336
December 31, 2014	Common Shares(4)	US$13.8017	664

Notes:

(1)
Represents the weighted average issue or exercise price per security.

(2)
Common Shares issued on the exercise of options.

(3)
Options granted pursuant to the Corporation's employee stock option plan. Option holders are entitled to receive the number of Common Shares that could be acquired with the excess value of the market price at the time of exercise over the exercise price of the option. See "Description of Share Capital — Common Shares" in the Annual Information Form.

(4)
Common Shares issued pursuant to the Corporation's dividend reinvestment plan. See "Market for Securities" in the Annual Information Form.

PLAN OF DISTRIBUTION

        Pursuant to the underwriting agreement between the Corporation and the Underwriters dated March     •    , 2015 (the "Underwriting Agreement"), the Corporation has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares. The Offering Price was determined by negotiation between the Corporation and the Co-Lead Underwriters.

        The obligations of an Underwriter under the Underwriting Agreement may be terminated upon the occurrence of certain stated events, including, but not limited to, if: (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE or the TSX; (ii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred; (iii) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State, Canadian or the Province of Alberta authorities (and in the case of any of the events specified in (i) through (iii), such event, singly or together with any other such event would in the sole opinion of an Underwriter, acting reasonably and in good faith, have a material adverse effect on the market price or market value of the Offered Shares); (iv) there shall have occurred any material adverse change, financial or otherwise, in the business, operations, or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) which, in the reasonable opinion of an Underwriter, would materially adversely affect the market price or market value of the Offered Shares; or (v) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which in the opinion of an Underwriter, acting reasonably, materially adversely affects, or will materially adversely affect the financial markets in Canada or the United States and have a material adverse effect on the market price or market value of the Offered Shares. If an Underwriter fails or refuses to purchase the Common Shares which it has agreed to purchase, the remaining Underwriter(s) may terminate their obligation to purchase their allotment of Common

Shares, or may, but are not obligated to, purchase the Common Shares not purchased by the Underwriter or Underwriters which fail to purchase on a pro rata basis; provided, however, that if the aggregate number of Common Shares not so purchased is not more than     •    % of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters shall be obligated to purchase severally the Common Shares not taken up, on a pro rata basis or in such other proportion as the Co-Lead Underwriters may specify. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares.

        The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement. The Corporation has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

        The Offering is being made concurrently in the United States and in all the provinces and territories of Canada pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        The Offering Price of the Offered Shares for all investors will be payable in Canadian dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in Canadian dollars based on the Canadian dollar Offering Price.

        The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Registration of interests in and transfers of Offered Shares held through CDS or its nominee, will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        The Corporation expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the eighth business day (in the United States) following the date of pricing of the Offered Shares. Under Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended (the "U.S. Exchange Act"), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

        The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to    •    Additional Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares issuable upon exercise of the Over-Allotment Option acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.

Underwriters' Fee

        The Corporation has agreed to pay a cash fee to the Underwriters in the amount equal to    •    % (C$    •    per Offered Share) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any.

        The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

Price Stabilization and Short Positions

        Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

        Pursuant to rules and policy statements of certain Canadian provincial and territorial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock-Up Agreement

        Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or enter into any agreement or arrangement under which the Corporation transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to be bound to do so, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Co-Lead Underwriters on behalf of the Underwriters, which consent will not be unreasonably withheld; provided that, the Corporation shall not be prevented or restricted from issuing or agreeing to issue any of its Common Shares or securities or other financial instruments convertible into or having the right to acquire its Common Shares: (i) as consideration in connection with acquisitions, mergers, combinations, plans of arrangement, take-over bids, tender offers or any other similar transactions; (ii) to employees and directors of the Corporation; (iii) pursuant to the Corporation's dividend reinvestment plan; or (iv) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i), (ii) or (iii) above.

Notice to Prospective Investors in the United Kingdom

        This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

        Each Underwriter has represented and agreed, and each further Underwriter appointed under the Offering will be required to represent and agree, that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the "FSMA")) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in the European Economic Area

        This Prospectus Supplement has been prepared on the basis that any offer of Offered Shares in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Offered Shares. Accordingly any person making or intending to make an offer in a Member State of Offered Shares which are the subject of the offering contemplated in this Prospectus Supplement may only do so (i) in circumstances in which no obligation arises for us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Offered Shares in circumstances in which an obligation arises for us or the Underwriters to publish a prospectus for such offer. Neither we nor the Underwriters have authorized, nor do we or they authorize, the making of any offer of Offered Shares through any financial intermediary, other than offers made by the Underwriters, which constitute the final placement of the Offered Shares contemplated in this Prospectus Supplement.

        In relation to each Member State of the European Economic Area, each Underwriter has represented and agreed, and each further Underwriter appointed under the Offering will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of any Offered Shares which are the subject of the offering contemplated by this Prospectus Supplement to the public in that Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Offered Shares to the public in that Member State: (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Co-Lead Underwriters for any such offer; or (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Offered Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Common Shares to the public" in relation to any Offered Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State.

        Each subscriber for the Offered Shares located within a Member State will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires as beneficial owner Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, the Corporation and the Underwriters and acquires and holds the Offered Shares as capital property (a "Holder"). Generally the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that reports its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a "derivative forward agreement", as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

        This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act, the Regulations and the Canada-U.S. Tax Convention in force as of the date prior to the date hereof, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Taxation of Resident Holders

        The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other "Canadian securities" as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

        Dividends received or deemed to be received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act. The Corporation has, by notice on its website, indicated that all dividends paid on its Common Shares will be designated as eligible dividends until notification of change is posted on its website. There may be limits on the ability of the Corporation to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

        Dividends received or deemed to be received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

Disposition of Offered Shares

        Generally, upon a disposition (or a deemed disposition) of an Offered Share, a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder's proceeds of disposition are greater (or less) than the Resident Holder's adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain"), realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for that year and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual (other than certain trusts) may give rise to alternative minimum tax.

Taxation of Non-Resident Holders

        This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder").

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

        Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend and who is eligible to claim the benefits of the Canada-U.S. Tax Convention under the limitation on benefits provisions therein, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

        Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own tax advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes material U.S. federal income tax considerations to U.S. Holders (defined below) under present United States federal income tax laws of an investment in the Common Shares. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, court decisions, and published positions of the U.S. Internal Revenue Service ("IRS"), all as in effect on the date of this Prospectus Supplement and all of which are subject to change or differing interpretations, possibly with retroactive effect, that could affect the tax considerations described below. This discussion applies only to investors that hold the Common Shares as "capital assets" within the meaning of Code Section 1221 (i.e., generally, for investment purposes) and that have the U.S. dollar as their functional currency. This discussion does not address any aspect of non-income taxation or state, local or non-U.S. taxation.

        The following discussion does not deal with the tax considerations to any particular investor or to persons in special tax situations such as:

  •
  banks;

  •
  certain financial institutions;

  •
  insurance companies;

  •
  broker dealers;

  •
  U.S. expatriates and former long-term residents of the United States;

  •
  traders in securities that elect the mark-to-market method of accounting for their securities;

  •
  tax-exempt entities;

  •
  partnerships or other pass-through entities and any owners thereof;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  U.S. Holders whose functional currency is not the U.S. dollar;

  •
  persons liable for alternative minimum tax;

  •
  persons holding a Common Share as part of a straddle, hedging, conversion or integrated transaction; or

  •
  persons that actually or constructively own 10% or more of our voting stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

        For the purposes of this section, "U.S. Holder" means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes:

  •
  an individual U.S. citizen or resident alien;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is organized in or under the laws of the United States, any State thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership or other pass-through entity is a beneficial owner of the Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. Holders or prospective Holders of the Common Shares that are partners (or other owners) of a pass-through entity that acquires the Common Shares are urged to consult their tax advisors regarding the tax consequences of acquiring, owning and disposing of the Common Shares.

Taxation of Dividends and Other Distributions on the Common Shares

        Subject to the passive foreign investment company rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such U.S. Holder's gross income as dividend income to the extent that the distribution is paid out of the Corporation's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute "qualified dividend income" and, thus, may be taxed at the lower applicable capital gains rate, provided that (1) the Corporation is eligible for the benefits of the United States-Canada income tax treaty or the Common Shares, with respect to which dividends are paid, are readily tradable on an established securities market in the United States; (2) the Corporation is not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met. The Corporation expects to be eligible for the benefits of the United States-Canada income tax treaty. Further, U.S. Treasury guidance indicates that the Common Shares currently are readily tradable on an established securities market in the United States; however, there can be no assurance that the Common Shares will be considered readily tradable on an established securities market in the United States in future years. However, if the Corporation is a passive foreign investment company ("PFIC") in the taxable year in which the dividend is paid or the preceding taxable year, dividends paid to non-corporate U.S. Holders generally will not be eligible for the preferential tax rates applicable to qualified dividend income. Dividends received on the Common Shares will be treated as income from sources outside the United States and generally will constitute "passive category income" for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

        To the extent that the amount of a distribution exceeds the Corporation's current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder's tax basis in its Common Shares, and to the extent the amount of the distribution exceeds its tax basis, the excess will be taxed as capital gain. The Corporation does not currently intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will be treated as a dividend.

Taxation of Disposition of the Common Shares

        Subject to the PFIC rules discussed below, U.S. Holders will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Common Share equal to the difference between the amount realized for the Common Share and its adjusted tax basis in the Common Share. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders, that have held the Common Share for more than one year, are currently eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that a U.S. Holder recognizes will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

        The Corporation does not believe it was a PFIC, for U.S. federal income tax purposes, for its taxable year ended December 31, 2014, and it does not expect to be a PFIC for its current taxable year ending December 31, 2015. This expectation for the current taxable year is based on, among other things, the Corporation's estimates of the current and anticipated value of its assets as determined, in part, on the expected price of the Common Shares following the Offering. The Corporation's actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there is no guarantee that it will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

  •
  at least 75% of its gross income is passive income (e.g., dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties); or

  •
  at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

        For the purposes of the PFIC tests described above, the Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

        The determination as to whether a company is a PFIC is made each year and this determination is highly fact intensive. As a result, the Corporation's PFIC status may change. In particular, PFIC status will be determined, in part, on the market price of the Common Shares, which is likely to fluctuate after the Offering. If the Corporation is a PFIC for any taxable year during which a U.S. Holder holds the Common Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which it holds the Common Shares. In addition, for the purposes of the PFIC rules, a U.S. Holder will be deemed to own its proportionate shares of any of the Corporation's subsidiaries that are treated as PFICs.

        If the Corporation is a PFIC for any taxable year during which a U.S. Holder holds the Common Shares, such Holder will be subject to adverse tax rules with respect to any "excess distribution" received and any gain realized from a sale, exchange or other disposition (including certain pledges) of the Common Shares, unless the U.S. Holder makes a "mark-to-market" election as discussed below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received by a U.S. Holder during the shorter of the three preceding taxable years or such Holders holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over a U.S. Holder's holding period in the Common Shares;

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Corporation became a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each of the other taxable years will be subject to the highest tax rate on ordinary income in effect for such U.S. Holder for that year, and an interest charge applicable to underpayments of tax would be imposed on the resulting tax liability as if that tax liability had been due for each such year.

        The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital gains, even if a U.S. Holder holds the Common Shares as capital assets.

        Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a mark-to-market election for its Common Shares, it will include in income each year an amount equal to the excess, if any, of the fair market value of its Common Shares as of the close of its taxable year over its adjusted basis in such Common Shares. Such U.S. Holder would be allowed a deduction for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Common Shares included in such U.S. Holder's income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. An electing U.S. Holder's basis in the Common Shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the Common Shares cease to be marketable stock or the IRS consents to the revocation of the election.

        The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (i.e., regularly traded) on a qualified exchange, including the NYSE, or other market, as defined in applicable U.S. Treasury regulations. The Corporation expects that the Common Shares will continue to be listed on the NYSE and, consequently, the mark-to-market election would be available to U.S. Holders if the Corporation were to be or become a PFIC and if the Common Shares were regularly traded. However, were the Corporation to be or become a PFIC, a mark-to-market election may not be available with respect to any subsidiary PFICs that a U.S. Holder would be deemed to own. Accordingly, the "excess distribution" rules, discussed above, may apply with respect to any subsidiary PFICs that a U.S. Holder would be deemed to own.

        Alternatively, a U.S. Holder of stock in a PFIC may make a "qualified electing fund" election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such U.S. Holder's pro rata share of the PFIC's earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Corporation does not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

        If a U.S. Holder holds the Common Shares in any year in which the Corporation is a PFIC, such Holder will be required to file IRS Form 8621, or any other form specified by the U.S. Treasury Department, for each such year. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to an investment in the Common Shares.

Receipt of Foreign Currency

        The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally will be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Investment Income

        A non-corporate U.S. Holder whose income exceeds certain thresholds may be subject to a 3.8% tax on the lesser of (A) the U.S. Holder's "net investment income" for the relevant taxable year, and (B) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold. Net investment income includes, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders are urged to consult their own tax advisor regarding the additional tax on investment income.

Information Reporting and Backup Withholding

        Dividend payments with respect to the Common Shares and proceeds from the sale, exchange or redemption of the Common Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisor regarding the application of the information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and timely furnishing any required information.

        U.S. return disclosure obligations (and related penalties for failure to disclose) apply to certain U.S. individuals who hold specified foreign financial assets if the total value of all such assets is more than US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year. The definition of specified foreign financial assets may include the Common Shares. U.S. Holders should consult their own tax advisor regarding the application of these disclosure obligations.

RELATIONSHIP BETWEEN THE ISSUER AND CERTAIN UNDERWRITERS

        Affiliates of each of the Underwriters, other than    •    ,    •     and    •    , (collectively, the "Lenders") are lenders to the Corporation pursuant to the Credit Facilities. Consequently, under applicable Canadian securities laws, the Corporation may be considered a "connected issuer" to such Underwriters. As at March 3, 2015, no amount was drawn on the Credit Facilities; however, the Corporation has approximately US$1.045 billion outstanding as at March 3, 2015 under its U.S. commercial paper program, which is supported by the Credit Facilities. The Corporation is in compliance with all material terms of the agreements governing the Credit Facilities and its U.S. commercial paper program and has not been in default or otherwise in breach of such agreements since their relevant execution dates.

        Additionally, in the ordinary course of business, certain of the Underwriters and/or their affiliates have provided and may provide in the future investment banking, commercial banking and other financial services to the Corporation for which they have received or will receive compensation.

        The decision to sell the Offered Shares pursuant to the Offering was made by the Corporation and the determination of the terms of the Offering, including the Offering Price of such Offered Shares, has been determined by negotiation between the Corporation and the Co-Lead Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the Offering and the terms thereof. As a consequence of the Offering, each of the Underwriters will receive their respective share of the Underwriters' Fee payable by the Corporation to the Underwriters.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada, and on behalf of the Underwriters by Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Norton Rose Fulbright Canada LLP, as a group, each beneficially own, directly or indirectly, less than 1% of any class of the Corporation's outstanding securities. Certain legal matters relating to U.S. law will be passed upon on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and on behalf of the Underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        PricewaterhouseCoopers LLP are the Corporation's auditors and have confirmed that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The audited annual consolidated financial statements of the Corporation incorporated by reference in the Prospectus have been so incorporated in reliance on the audit reports which are also incorporated by reference in the Prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting.

        Ernst & Young LLP, Fort Worth, Texas, is the auditor of the consolidated financial statements of Athlon Energy Inc. as at December 31, 2013 and 2012, and for each of the three years in the period ended December 31,

2013, and the related notes (collectively, the "Athlon Financial Statements") contained in the Corporation's Business Acquisition Report dated January 23, 2015 (the "Athlon BAR"), which is incorporated by reference in the Prospectus, and have confirmed that, as they relate to the Athlon Financial Statements, they are independent with respect to Athlon Energy Inc. within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). The Athlon Financial Statements contained in the Athlon BAR and thereby incorporated by reference in the Prospectus, have been so incorporated in reliance on the audit report dated March 7, 2014 of Ernst & Young LLP, given on the authority of such firm as experts in auditing and accounting, to the board of directors and shareholders of Athlon Energy Inc., which is also contained in the Athlon BAR and thereby incorporated by reference in the Prospectus.

        Ernst & Young LLP, Houston, Texas, are the auditors of the audited schedules of revenues and direct operating expenses of Freeport-McMoRan Oil & Gas LLC's and PXP Producing Company LLC's certain oil and gas properties for the years ended December 31, 2013 and December 31, 2012, and the related notes (collectively, the "Eagle Ford Operating Statements") contained in the Corporation's Business Acquisition Report dated June 20, 2014 (the "Eagle Ford BAR"), which is incorporated by reference in the Prospectus, and have confirmed that, as they relate to the Eagle Ford Operating Statements, they are independent with respect to Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants (United States). The Eagle Ford Operating Statements contained in the Eagle Ford BAR and thereby incorporated by reference in the Prospectus, have been so incorporated in reliance on the audit report dated June 19, 2014 of Ernst & Young LLP, given on the authority of such firm as experts in auditing and accounting, to the executive committee of Freeport-McMoRan Oil & Gas LLC, which is also contained in the Eagle Ford BAR and thereby incorporated by reference in the Prospectus.

        Information relating to the select petroleum and natural gas reserves of the Eagle Ford assets acquired from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC, contained in the Eagle Ford BAR, was calculated based on an evaluation of and report on such reserves conducted and prepared by Netherland, Sewell & Associates, Inc.

        Information relating to the Corporation's reserves in the Annual Information Form was calculated based on evaluations of and reports on its natural gas, oil and NGLs reserves conducted and prepared by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc., as independent qualified reserves evaluators. The designated professionals, as such term is defined in applicable securities legislation, of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc., in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of the Corporation's outstanding securities.

ENFORCEABILITY OF CIVIL LIABILITIES

        Certain of the Corporation's directors reside outside of Canada, namely Peter A. Dea, Fred J. Fowler, Howard J. Mayson, Lee A. McIntire and Suzanne P. Nimocks. Each of Peter A. Dea, Fred J. Fowler, Howard J. Mayson, Lee A. McIntire and Suzanne P. Nimocks has appointed the following agent for service in Canada:

Name and Address of Agent
Encana Corporation Attention: Corporate Secretary 4400, 500 Centre Street S.E. P.O. Box 2850 Calgary, Alberta T2P 2S5

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for services of process.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus. The following documents, which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada or the SEC, are also specifically incorporated by reference in and form an integral part of the Prospectus, as supplemented by this Prospectus Supplement:

  (a)
  the Annual Information Form;

  (b)
  the audited comparative consolidated financial statements of the Corporation and auditor's report thereon for the year ended December 31, 2014;

  (c)
  the Annual MD&A;

  (d)
  the Information Circular dated March 17, 2014 relating to the annual meeting of the Corporation's shareholders held on May 13, 2014;

  (e)
  the Supplemental Disclosure Document;

  (f)
  the Athlon BAR filed on January 23, 2015 in connection with the Corporation's acquisition of all issued and outstanding shares of common stock of Athlon Energy Inc.;

  (g)
  the Eagle Ford BAR filed on June 20, 2014 in connection with the Corporation's acquisition of certain properties in the Eagle Ford shale formation located in south Texas; and

  (h)
  the "template version" (as defined in applicable Canadian securities laws) of the term sheet dated March     •    , 2015, filed on the System for Electronic Document Analysis and Retrieval.

        Any statement contained in this Prospectus Supplement, in the Prospectus or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the Prospectus for the purpose of the Offering shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part:

  (a)
  the documents listed under "Documents Incorporated by Reference" in this Prospectus Supplement;

  (b)
  the consent of PricewaterhouseCoopers LLP, the Corporation's auditors;

  (c)
  the consent of Blake, Cassels & Graydon LLP, counsel to the Corporation;

  (d)
  the consent of Norton Rose Fulbright Canada LLP, counsel to the Underwriters;

  (e)
  the consents of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc., independent qualified reserves evaluators of the Corporation;

  (f)
  the consent of Ernst & Young LLP, Fort Worth, Texas, as the auditors of the Athlon Financial Statements;

  (g)
  the consent of Ernst & Young LLP, Houston, Texas, as the auditors of the Eagle Ford Operating Statements;

  (h)
  powers of attorney from the Corporation's directors and officers (included on the signature page of the registration statement); and

  (i)
  the Underwriting Agreement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	Dated June 27, 2014

Encana Corporation

US$6,000,000,000

Debt Securities
Common Shares
Preferred Shares
Subscription Receipts
Warrants
Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description (collectively, "Debt Securities"), common shares, preferred shares, subscription receipts, warrants and units (collectively, Debt Securities, common shares, preferred shares, subscription receipts, warrants and units are referred to herein as the "Securities") having an aggregate offering amount of up to US$6,000,000,000 (or the equivalent in other currencies) during the 25-month period that this prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of these Securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of Debt Securities, the Debt Securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in the Securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepared and will prepare our financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"), and they are subject to Canadian and United States auditing and auditor independence standards.

Certain data on oil and gas reserves incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this prospectus, are Canadian residents, and many of our assets or the assets of our officers and directors and the experts are located outside the United States.

We may sell the Securities to or through underwriters purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The prospectus supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by us in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us, any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us. See "Plan of Distribution".

In connection with any offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "ECA". On June 26, 2014, the last trading day before the date of this prospectus, the closing price of the common shares on the TSX was C$25.58 per common share, and the closing price of the common shares on the NYSE was US$23.91 per common share. Unless otherwise specified in the applicable prospectus supplement, the Debt Securities, preferred shares, subscription receipts, warrants and units will not be listed on any securities or stock exchange. There is no market through which the Debt Securities, preferred shares, subscription receipts, warrants and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Debt Securities, preferred shares, subscription receipts, warrants and units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, preferred shares, subscription receipts, warrants and the units and the extent of our regulation. See "Risk Factors".

Our registered and principal office is located at 4400, 500 Centre Street S.E., Calgary, Alberta T2G 1A6, Canada.

ii

 ABOUT THIS PROSPECTUS

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Encana", the "Corporation", "we", "us" and "our" mean Encana Corporation and its consolidated subsidiaries and partnerships.

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "dollars", "$" or "US$" are to United States dollars and all references to "C$" are to Canadian dollars.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using U.S. GAAP.

        This prospectus and the documents incorporated by reference in the prospectus contain, and a prospectus supplement may contain, disclosure respecting oil and natural gas liquids ("NGLs" and, together with oil and condensate, "liquids") and natural gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

        The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference in this prospectus include reserves designated as probable reserves, possible reserves and resources. The United States Securities and Exchange Commission (the "SEC") definitions of proved, probable and possible reserves are different than the definitions contained in NI 51-101; therefore, proved, probable and possible reserves disclosed in the documents incorporated by reference into this prospectus in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable and possible reserves.

        In addition, certain documents incorporated by reference in this prospectus contain estimates of contingent resources. The SEC does not permit the disclosure of contingent resources in reports filed with it by United States oil and gas reporting companies. Contingent resources are not, and should not be confused with, reserves. Additional information regarding these estimates can be found in our supplemental disclosure document concerning our estimated reserves and economic contingent resources dated February 24, 2014, which is incorporated by reference in this prospectus.

        The resource estimates provided in the documents incorporated by reference in this prospectus are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein.

        Moreover, as permitted by NI 51-101, we have determined and disclosed the estimated net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts.

        For additional information regarding the presentation of our reserves and other oil and gas information, including the primary differences between Canadian and U.S. reporting requirements, see the section entitled "Reserves and Other Oil and Gas Information" in our Annual Information Form dated February 20, 2014, which is incorporated by reference in this prospectus. Certain disclosure of our reserves prepared in accordance with United States disclosure requirements is set forth in the Appendix D to our Annual Information Form dated February 20, 2014 entitled "U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information".

        We may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate offering amount of US$6,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest in the Securities, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement of which this prospectus forms a part and the exhibits to the registration statement for further information with respect to us and the Securities.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta T2P 2S5, Canada, telephone: (403) 645-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

        We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act ") and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room. Our filings are also electronically available from the SEC's Electronic Document Gathering, Analysis, and Retrieval system (EDGAR), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

  (a)
  our Annual Information Form dated February 20, 2014;

  (b)
  our audited annual consolidated financial statements for the years ended December 31, 2013 and 2012, including the auditor's report thereon;

  (c)
  our Management's Discussion and Analysis for the year ended December 31, 2013;

  (d)
  our unaudited comparative interim consolidated financial statements for the three month period ended March 31, 2014;

  (e)
  our Management's Discussion and Analysis for the three month period ended March 31, 2014;

  (f)
  our Information Circular dated March 17, 2014 relating to the annual meeting of our shareholders held on May 13, 2014;

  (g)
  our Supplemental Disclosure Document relating to our estimated reserves and economic contingent resources dated February 24, 2014;

  (h)
  our Material Change Report dated May 7, 2014; and

  (i)
  our Business Acquisition Report dated June 20, 2014.

        Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular, unaudited interim consolidated financial statements, management's discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports subsequently filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of the Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in the prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        Upon a new annual information form and related annual consolidated financial statements and management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, any material change reports and any information circulars (other than an information circular in connection with an annual meeting of shareholders) filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon a new information circular in connection with an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, the previous information circular filed in connection with an annual meeting of shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the duration of this prospectus for which the related annual consolidated financial statements include at least nine months of the financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

        Any "template version" of any "marketing materials" (as such terms are defined in National Instruments 41-101 — General Prospectus Requirements) pertaining to a distribution of Securities will be filed under Encana's corporate profile on www.sedar.com. In the event that such marketing materials are filed subsequent to the date of the filing of the applicable prospectus supplement pertaining to the distribution of Securities to which such marketing materials relate and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

        All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such prospectus supplement or prospectus supplements with the SEC. A prospectus supplement or prospectus supplements containing the specific terms for an issue of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the Securities issued thereunder.

        You may obtain a copy of our current annual information form and other information identified above by writing or calling us at the following address or telephone number:

  Encana Corporation
  4400, 500 Centre Street S.E.
  P.O. Box 2850
  Calgary, Alberta T2P 2S5
  Attention: Corporate Secretary
  (403) 645-2000

FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward-looking statements or information (collectively referred to as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "agreed to", "forecast", "target", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements with respect to: achieving our focus on developing our strong portfolio of diverse resource plays producing natural gas, oil and NGLs; maintaining financial strength; focused capital investment in high return, scalable projects; the realignment of our business strategy and corporate organizational structure and the success thereof; anticipated realignment of certain plays to complement our capital allocation strategy; our expectation that there will be no significant changes in reportable segments as a result of the new business strategy; anticipated future proceeds from various joint venture, partnership and other agreements entered into by Encana, including the successful implementation of and other expected benefits to be generated from those agreements, and Encana's ability to fund future development costs associated with those agreements; the expected future activities of PrairieSky (as defined below) following the Offering (as defined below), and the anticipated benefits of the Offering (as defined below) to Encana and its shareholders; our commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; our plan to maximize profitability through disciplined capital allocation and improved capital and operating efficiency; maintaining a balanced and flexible portfolio; anticipated cost reductions and the ability to preserve balance sheet strength; anticipated cash flow; anticipated access to capital markets and our ability to meet financial obligations and finance growth; the success of implementing the resource play hub strategy across certain plays; expected accelerated development in certain high return assets; optimizing our base production; anticipated drilling and number of drilling rigs and the success thereof and anticipated production from wells and the product composition of such production; anticipated oil, natural gas and NGLs prices; expectation for risk management contracts to mitigate market risk associated with future cash flows; availability of a large inventory of internal growth opportunities; anticipated dividends; potential future discounts to market price in connection with our dividend reinvestment plan; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; ability to attract third party investments; the ability to continue to enter prospective plays early and leverage technology to unlock resources and build the underlying productive capacity at low cost; fostering technological innovation; anticipated revenues and operating expenses; expected completion dates and proceeds from the sale of certain assets; expanding deep cut processing capacities; estimates of reserves, before and after royalties, including by product types and locations; estimates of contingent resources; expectation that the discounted after-tax net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana's oil and gas properties or of the future net cash flows expected to be generated from such properties; the benefits of Encana's risk management program, including the impact of derivative financial instruments; potential joint venture transactions and third party investments; projections relating to the adequacy of our provision for taxes and legal claims; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefor; the impact of the changes and proposed changes in laws and regulations, including those relating to hydraulic fracturing, greenhouse gas, carbon and climate change initiatives on our operations and operating costs; the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs and the results of additional scientific investigations of the Pavillion groundwater; anticipated debt repayments and the ability to make such repayments; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; expectations regarding accessing the debt capital markets in Canada in the near term; projections that we have access to cash equivalents and a wide range of funding at competitive rates; our continued compliance with financial covenants under our credit facilities; our ability to pay our creditors, suppliers and commitments and to fund our 2014 capital program and pay dividends to shareholders; maintaining satisfactory credit ratings; pending and potential litigation and having adequate provision for the same; expectation to expand the natural gas markets in North America; the effect of our risk mitigation policies, systems, processes and insurance program; our expectations for future Net Debt to Debt Adjusted Cash Flow and Debt to Adjusted Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including in respect of U.S. GAAP, on us and our consolidated financial statements; the expected closing date of the balance of the east Texas transaction; the expected proceeds of the sale of the Bighorn assets; the expected closing date of the Bighorn divestiture and the expectation that closing conditions will be satisfied and regulatory approvals will be obtained; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

        You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur, which may cause Encana's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These factors include, but are not limited to:

  •
  volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on our operations and financial condition and the value and amount of our reserves;

  •
  assumptions based upon our current guidance;

  •
  fluctuations in currency and interest rates;

  •
  risk that we may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which we may refer to from time to time as "partnerships" or

    "joint ventures" and the funds received in respect thereof which Encana may refer to from time to time as "proceeds", "deferred purchase price" and/or "carry capital", regardless of the legal form) as a result of various conditions not being met;

  •
  product supply and demand;

  •
  market competition;

  •
  risks inherent in our North American and foreign natural gas, oil and NGLs and market optimization operations;

  •
  risks of war, hostilities, civil insurrection, instability and economic conditions affecting countries in which we and our subsidiaries operate and terrorist threats;

  •
  risks inherent in our and our subsidiaries' marketing operations, including credit risks;

  •
  imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates;

  •
  marketing margins;

  •
  potential disruption or unexpected technical difficulties in developing new facilities;

  •
  potential failure of new products to achieve acceptance in the market;

  •
  unexpected cost increases or technical difficulties in constructing or modifying processing facilities;

  •
  risks associated with technology;

  •
  our ability to replace, expand or find additional reserves or resources;

  •
  hedging activities resulting in realized and unrealized losses;

  •
  business interruption and casualty losses;

  •
  risk of us not operating all of our properties and assets;

  •
  counterparty risk;

  •
  downgrade in credit rating and its potential adverse effects;

  •
  liability for indemnification obligations to third parties;

  •
  variability of dividends to be paid;

  •
  our ability to generate sufficient cash flow from operations to meet our current and future obligations;

  •
  our ability to access external sources of debt and equity capital;

  •
  general economic and business conditions;

  •
  our ability to enter into or renew leases;

  •
  the timing and the costs of well, pipeline and facility construction;

  •
  our ability to make capital investments and the amounts of capital investments;

  •
  imprecision in estimating the timing, costs and levels of production and drilling;

  •
  results of exploration, development and drilling;

  •
  imprecision in estimates of future production capacity;

  •
  our ability to secure adequate product transportation;

  •
  uncertainty in the amounts and timing of royalty payments;

  •
  imprecision in estimates of product sales;

  •
  changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations;

  •
  political and economic conditions in the countries in which we operate;

  •
  risks associated with existing and potential future lawsuits and regulatory actions made against us;

  •
  risk arising from price basis differential;

  •
  risk arising from inability to enter into attractive hedges to protect our capital program;

  •
  difficulty in obtaining necessary regulatory or other third party approvals; and

  •
  such other assumptions, risks and uncertainties described from time to time in our reports and filings with the Canadian securities authorities and the SEC.

        Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors", in any applicable prospectus supplement and in the documents incorporated herein by reference. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise.

ENCANA CORPORATION

        We are a leading North American energy producer focused on growing our strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Our other operations include the marketing of natural gas, oil and NGLs. All of our reserves and production are located in North America.

        We employ a decentralized decision making structure and are currently divided into three operating and reportable segments. The operating segments are:

  •
  Canadian Operations, which include the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Resource plays in Canadian Operations include: (i) Montney in northeast British Columbia and northwest Alberta; (ii) Duvernay in west central Alberta; (iii) Clearwater in southern Alberta; and (iv) Bighorn in west central Alberta. Other plays in Canadian Operations include (a) Cutbank Ridge in northern British Columbia; (b) Peace River Arch in northwest Alberta; and (c) Horn River in northeast British Columbia. Canadian Operations also includes the Deep Panuke natural gas facility located offshore Nova Scotia, which commenced commercial operation in December 2013.

  •
  USA Operations, which include the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the United States. Resource plays in USA Operations include: (i) DJ Basin in northern Colorado; (ii) San Juan in New Mexico; (iii) Piceance in northwest Colorado; (iv) Haynesville in Louisiana; and (v) Eagle Ford in south Texas. Emerging plays in USA Operations include the Tuscaloosa Marine Shale in Louisiana and Mississippi.

  •
  Market Optimization activities, which are managed by the Midstream, Marketing & Fundamentals team, which is primarily responsible for the sale of Encana's proprietary production and enhancing the associated netback price. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

 RECENT DEVELOPMENTS

Initial Public Offering of PrairieSky Royalty Ltd.

        On May 29, 2014, PrairieSky Royalty Ltd. ("PrairieSky") completed an initial public offering of 52,000,000 common shares (the "Offering") at an offering price of C$28.00. Immediately prior to the completion of the Offering, PrairieSky was a wholly-owned subsidiary of Encana, and the Offering was conducted by way of a secondary offering by Encana. On June 3, 2014, in connection with the Offering, the over-allotment option granted to the underwriters to purchase up to an additional 7,800,000 common shares at a price of C$28.00 was exercised in full, bringing the aggregate gross proceeds to Encana from the Offering to approximately C$1.67 billion. PrairieSky is a royalty-focused company, generating royalty revenues as petroleum and natural gas are produced from its properties. Common shares of PrairieSky trade on the TSX under the symbol "PSK". As at the date of this prospectus, Encana holds approximately 54% of the common shares of PrairieSky.

East Texas Divestiture

        On June 19, 2014, Encana, through its subsidiary, Encana Oil & Gas (USA) Inc., closed the majority of its previously announced sale of certain properties located primarily in Leon and Robertson counties of east Texas, having received approximately US $427 million of the total anticipated purchase price of approximately US$530 million. The balance of the transaction is expected to close in the third quarter of 2014.

Eagle Ford Acquisition

        On June 20, 2014, Encana, through its subsidiary, Encana Oil & Gas (USA) Inc., completed its previously announced acquisition of approximately 45,500 net acres in the Karnes, Wilson and Atascosa counties of south Texas (the "Eagle Ford Assets"), for approximately US$3.1 billion.

Bighorn Divestiture

        On June 27, 2014, Encana announced the sale of its Bighorn assets located in Alberta for approximately US$1.8 billion. The transaction is subject to satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the third quarter of 2014 with an effective date of May 1, 2014.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of Encana, on a consolidated basis, since March 31, 2014.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Encana" refer only to Encana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The Debt Securities will be issued under an indenture (the "Indenture") dated November 14, 2011 and entered into between us and The Bank of New York Mellon, as "Trustee". The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. The following is a summary of the Indenture which describes the material terms and provisions of the Debt Securities. However, it is the Indenture, and not

this summary, that governs your rights as a holder of our Debt Securities. The Indenture has been filed with the SEC and is available on EDGAR. See "Where You Can Find More Information". In addition, prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus. The Debt Securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as the "Indenture Securities".

        We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this prospectus.

General

        The Indenture does not limit the aggregate principal amount of Debt Securities (which may include debentures, notes and other evidences of indebtedness) that we may issue under the Indenture. It provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. The Indenture also permits us to increase the principal amount of any series of the Indenture Securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms and information relating to the Debt Securities being offered by us:

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  the specific designation and the aggregate principal amount of the Debt Securities of such series;

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  the extent and manner, if any, to which payment on or in respect of our Debt Securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

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  the percentage or percentages of principal amount at which our Debt Securities of such series will be issued;

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  the date or dates on which the principal of (and premium, if any, on) our Debt Securities of such series will be payable and the portion (if less than the principal amount) of the Debt Securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

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  the rate or rates (whether fixed or variable) at which our Debt Securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

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  the dates on which any interest will be payable and the regular record dates for the payment of interest on our Debt Securities of such series in registered form;

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  the place or places where the principal of (and premium, if any, and interest, if any, on) our Debt Securities will be payable, and each office or agency where our Debt Securities of such series may be presented for registration of transfer or exchange;

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  if other than U.S. dollars, the currency in which our Debt Securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such Debt Securities of such series will be payable;

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  whether our Debt Securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

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  any mandatory or optional redemption or sinking fund provisions;

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  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our Debt Securities of such series may be redeemed or purchased by us;

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  the terms and conditions, if any, upon which you may redeem our Debt Securities of such series prior to maturity and the price or prices at which and the currency in which our Debt Securities of such series are payable;

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  any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our Debt Securities of such series;

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  the terms, if any, on which our Debt Securities may be converted or exchanged for other of our Debt Securities or Debt Securities of other entities;

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  any other terms of our Debt Securities of such series, including covenants and events of default which apply solely to a particular series of our Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to our Debt Securities of such series which do not apply to a particular series of our Debt Securities;

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  if other than The Depository Trust Company, the person designated as the depositary for the Debt Securities of such series;

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  any applicable material Canadian and U.S. federal income tax consequences;

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  whether and under what circumstances we will pay Additional Amounts (defined below under "Payment of Additional Amounts") on the Debt Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Debt Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

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  whether the payment of our Debt Securities will be guaranteed by any other person; and

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  if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our Debt Securities the right to tender such Debt Securities to us in the event that we have a change in control.

        Our Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the Debt Securities.

Ranking

        Unless otherwise indicated in an applicable prospectus supplement, the Debt Securities issued under the Indenture will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. We conduct a substantial portion of our business through corporate and partnership subsidiaries. The Debt Securities will be structurally subordinated to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate or partnership subsidiaries. See "Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries and be subject to certain reorganization risk".

Debt Securities in Global Form

The Depositary, Book-Entry and Settlement

        A series of our Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities have the ability to take physical delivery of such securities in definitive form.

        So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names and will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form.

Payments of Principal, Premium, if any, and Interest

        Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of our Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our Debt Securities in definitive form in exchange for a global security representing such series of our Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of our Debt Securities represented by a global security and, in such event, will issue a series of our Debt Securities in definitive form in exchange for the global security representing such series of Debt Securities.

Debt Securities in Definitive Form

        A series of our Debt Securities may be issued solely as registered securities in denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof or in such other denominations as may be set out in a prospectus supplement relating to any particular series.

        An applicable prospectus supplement will indicate the places to register a transfer of our Debt Securities in definitive form. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

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  issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before the day of selection for redemption of Debt Securities of that series and ending at the close of business on the day of mailing of the relevant notice of redemption; or

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  register the transfer of or exchange any security, or portion thereof, called for redemption, except the unredeemed portion of any security being redeemed in part.

        Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms. See "Where You Can Find More Information".

        "Consolidated Net Tangible Assets" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

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  all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

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  all goodwill, trade names, trademarks, patents and other like intangibles; and

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  appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

        "Current Assets" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; natural gas distribution facilities, including equipment for delivery to end users; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Lien" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Non-Recourse Debt" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

        "Permitted Liens" of any person at any particular time means:

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  Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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  Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months from the date such indebtedness is incurred;

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  Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

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  Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

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  Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

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  Liens upon property or assets of whatsoever nature other than Restricted Property;

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  Liens upon property, assets or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

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  Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

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  Liens on assets or property securing (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

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  Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  Purchase Money Mortgages;

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  Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries; and

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

        "Purchase Money Mortgage" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price (including any lease payments) or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

        "Restricted Property" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof, or the derivatives therefrom, and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

        "Restricted Subsidiary" means any Subsidiary of ours which owns Restricted Property which assets represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of our share of the Shareholders' Equity therein does not at the time exceed 2% of our Shareholders' Equity.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

        "Subsidiary" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Voting Shares" means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Covenants

Limitation on Liens

        The Indenture provides that so long as any Indenture Securities are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that the Indenture Securities are secured equally and ratably with or prior to such other indebtedness, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing the Indenture Securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of our Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in us or a Restricted Subsidiary of ours being required to secure the Indenture Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        We shall not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the Indenture Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the Indenture Securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "— Payment of Additional Amounts" and "— Tax Redemption" below;

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  the successor entity expressly assumes or assumes by operation of law all of our obligations under the Indenture Securities and under the Indenture;

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  immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

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  certain other conditions are met.

        In addition, notwithstanding anything in the Indenture, we may consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding Indenture Securities (hereinafter a "Permitted Reorganization") provided that on or prior to the date of the Permitted Reorganization we deliver to the Trustee an officer's certificate confirming that, as of the date of the Permitted Reorganization:

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  substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding Indenture Securities immediately prior to the Permitted Reorganization will rank no better than pari passu with the then outstanding Indenture Securities after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding Indenture Securities and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding Indenture Securities; or

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  at least two of our then current rating agencies (or if only one rating agency maintains ratings in respect of the Indenture Securities at such time, that one rating agency) have affirmed that the rating assigned by them to the Indenture Securities shall not be downgraded as a result of the Permitted Reorganization.

        If, as a result of any such transactions referred to above, any of our or our Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the Indenture Securities, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, the Indenture Securities to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Payment of Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Indenture Securities, we will pay to each holder of such Indenture Securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to an Indenture Securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (for the purposes of the Income Tax Act (Canada)) at the time the amount is paid or payable;

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  which is subject to such Canadian Taxes by reason of the Indenture Securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Indenture Securities or the receipt of payments thereunder; or

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  which is subject to such Canadian Taxes by reason of the Indenture Securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such Indenture Securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the Indenture Securities.

        We will also:

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  make such withholding or deduction; and

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  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the Indenture Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of Indenture Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

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  the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

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  any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

        In any event, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder and beneficial owner of Indenture Securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in the applicable prospectus supplement, a series of the Indenture Securities will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

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  as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the later of (i) the date specified in the applicable prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture described above under "— Covenants — Consolidation, Amalgamation, Merger and Sale of Assets", we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Indenture Security of such series as described under "— Payment of Additional Amounts"; or

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  on or after the later of (i) the date specified in the applicable prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Indenture Security of such series;

and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

        In the event that we elect to redeem a series of the Indenture Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Indenture Securities pursuant to their terms.

        Notice of intention to redeem such series of the Indenture Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will furnish to the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

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  within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

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  within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP, to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events of default under the Indenture with respect to any series of the Indenture Securities:

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  default in the payment of any interest on any Indenture Security of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days;

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  default in the payment of the principal of (or premium, if any, on), any Indenture Security of that series when it becomes due and payable;

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  default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of the Indenture Securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding Indenture Securities of any series affected thereby;

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  if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$200,000,000 and 2% of our Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

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  the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our the affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days;

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  the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due; or

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  any other events of default provided with respect to Indenture Securities of that series.

        If an event of default under the Indenture occurs and is continuing with respect to any series of the Indenture Securities, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Indenture Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Indenture Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Indenture Securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of the Indenture Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

        Reference is made to the applicable prospectus supplement or supplements relating to each series of the Indenture Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

        No holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

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  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of such series affected by such event of default;

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  the holders of at least 25% in aggregate principal amount of the outstanding Indenture Securities of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

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  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority or more in aggregate principal amount of the outstanding Indenture Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of or any premium or interest on such Indenture Security on or after the applicable due date specified in such Indenture Security.

        We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Indenture Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding Indenture Securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of the Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

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  we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Indenture Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

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  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding Indenture Securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Indenture Securities of such series include holders who are not resident in Canada);

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  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

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  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

        We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" covenant, certain aspects of the "Consolidation, Amalgamation, Merger and Sale of Assets" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding Indenture Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding Indenture Securities (hereinafter referred to as "covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

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  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Indenture Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

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  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Indenture Securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Indenture Securities include holders who are not resident in Canada);

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  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

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  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Indenture Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series:

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  change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Indenture Security;

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  reduce the principal amount of (or premium, if any, or interest, if any, on) any Indenture Security;

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  reduce the amount of principal of an Indenture Security payable upon acceleration of the maturity thereof;

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  change the place of payment;

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  change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Indenture Security;

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  impair the right to institute suit for the enforcement of any payment on or with respect to any Indenture Security;

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  reduce the percentage of principal amount of outstanding Indenture Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

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  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding Indenture Securities of any series may on behalf of the holders of all Indenture Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Indenture Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Indenture Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Indenture Security of that series.

        The Indenture or the Indenture Securities may be amended or supplemented, without the consent of any holder of such Indenture Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Indenture Securities.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111-8th Avenue, New York, New York, 10011 as our authorized agent for service of process in any suit or proceeding arising out of or relating to our Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

        Our Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since many of our assets, as well as many of the assets of some of our officers and directors, are outside the United States, any judgment obtained in the United States against us or certain of our officers or directors, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

        The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of common shares, an unlimited number of first preferred shares, and an unlimited number of second preferred shares. As at December 31, 2013, approximately 740.9 million common shares were issued and outstanding, and no preferred shares were outstanding.

Common Shares

        The following description is subject to, and qualified by reference to, the terms and provisions of Encana's articles and by-laws.

        The holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per common share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation. Holders of common shares are also entitled to receive dividends if, as and when declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of common shares, be entitled to participate rateably in any distribution of the assets of Encana.

        The transfer agent and registrar for the common shares is CST Trust Company.

Preferred Shares

        Encana's preferred shares may be issued in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of the Corporation, but may be entitled to vote if the Corporation fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares of Encana, and the second preferred shares are entitled to priority over the common shares of Encana, with respect to the payment of dividends and the distribution of assets of Encana in the event of any liquidation, dissolution or winding up of Encana's affairs.

        The specific terms of a series of preferred shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        This section describes the general terms that will apply to any subscription receipts that may be offered by Encana pursuant to this prospectus. Subscription receipts may be offered separately or together with common shares and/or other securities of Encana, including warrants. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by Encana and an escrow agent at the time of issuance of the subscription receipts.

        A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Encana, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by Encana or one or more of its subsidiaries. The subscription proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Encana upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

        Holders of subscription receipts are not shareholders of Encana. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Encana; (iv) the number of common shares and/or other securities of Encana that may be obtained upon exercise of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

        Warrants will typically be offered with common shares, with such securities often referred to collectively as a "unit", but may be offered with subscription receipts or separately. The warrants either will be issued under a warrant indenture or agreement that will be entered into by Encana or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by Encana.

        Holders of warrants are not shareholders of Encana. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the number of common shares and/or other securities of Encana purchasable upon exercise of the warrants and the procedures for exercise; (iv) the exercise price of the warrants; (v) the dates or periods during which the warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (vii) the material income tax consequences of owning, holding and disposing of the warrants; and (viii) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange.

DESCRIPTION OF UNITS

        Encana may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

        The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units.

RISK FACTORS

        In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual Information Form and our Management's Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

        In recent years, securities markets have experienced considerable price and volume volatility, which may have been unrelated to the operating performance of Encana or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of Encana's Board of Directors based on numerous factors and may vary from time to time.

        Although Encana currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to Encana to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Encana's operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set herein and documents incorporated by reference herein.

        The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of Encana's Board of Directors, which regularly evaluates Encana's proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on Encana's operational success and the performance of its assets. The market value of the common shares may deteriorate if Encana is unable to meet dividend expectations in the future, and that deterioration may be material.

There can be no assurance as to the liquidity of the trading market for the Debt Securities, preferred shares, subscription receipts, warrants or units or that a trading market for such securities will develop.

        Prior to an offering of Debt Securities, preferred shares, subscription receipts, warrants or units, there will be no public market for such securities. There can be no assurance that an active trading market for the Debt Securities, preferred shares, subscription receipts, warrants or units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplements, there is no market through which the Debt Securities, preferred shares, subscription receipts, warrants or units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Debt Securities, preferred shares, subscription receipts, warrants or units in the secondary market, the transparency and availability of trading prices and the liquidity of such securities.

Credit ratings may not reflect all risks of an investment in the Debt Securities or the preferred shares and may change.

        Credit ratings may not reflect all risks associated with an investment in the Debt Securities or the preferred shares. Any credit ratings applied to the Debt Securities or the preferred shares are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities or the preferred shares. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities or the preferred shares. There is no assurance that any credit rating assigned to the Debt Securities or the preferred shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the Debt Securities and the preferred shares to change.

        Prevailing interest rates will affect the market price or value of the Debt Securities and the preferred shares. The market price or value of the Debt Securities and the preferred shares may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities may be subject to foreign currencies risk.

        Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending on the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

The Debt Securities will be effectively subordinated to certain indebtedness of our corporate and partnership subsidiaries and be subject to certain reorganization risk.

        The Indenture permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the Debt Securities may continue to be obligations of us in circumstances where our assets comprise (and are potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness. See "Description of Debt Securities — Covenants — Consolidation, Amalgamation, Merger and Sale of Assets".

        The Debt Securities will be our unsubordinated and unsecured obligations and, unless otherwise provided with respect to a series of Debt Securities, will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through corporate and partnership subsidiaries. Our obligations under the Debt Securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of our corporate and partnership subsidiaries.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

        We may offer and sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

        The distribution of Securities may be effected from time to time in one or more transactions:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale; or

  •
  at prices related to such prevailing market prices to be negotiated with purchasers.

        If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the compensation payable to any underwriter, dealer or agent to us will be increased or decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to us.

        In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

        If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

        The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities sold to or through underwriters will be named in the prospectus supplement relating to such Securities.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        Any offering of Debt Securities, preferred shares, subscription receipts, warrants or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the Debt Securities, preferred shares, subscription receipts, warrants or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the Debt Securities, preferred shares, subscription receipts, warrants or units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, preferred shares, subscription receipts, warrants or units and the extent of issuer regulation. Certain broker-dealers may make a market in the Debt Securities, preferred shares, subscription receipts, warrants or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the Debt Securities, preferred shares, subscription receipts, warrants or units of any series or as to the liquidity of the trading market, if any, for such securities.

        In compliance with the guidelines of the United States Financial Industry Regulatory Authority, Inc. ("FINRA"), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed eight percent of the aggregate gross sales proceeds of any Securities offered hereby. In addition, if more than five percent of the net proceeds of any offering of Securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a "conflict of interest" under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

INTEREST COVERAGE

        The following sets forth our consolidated interest coverage ratios calculated for the twelve month periods ended December 31, 2013, based on audited financial information, and March 31, 2014, based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements. The interest coverage ratios for the twelve month periods ended December 31, 2013 and March 31, 2014 have been calculated based on information contained within our financial statements for the related periods which were prepared in accordance with U.S. GAAP. The interest coverage ratios set out below do not purport to be indicative of an interest coverage ratio for any future periods. Adjustments for normal course issuances and repayments of financial obligations subsequent to the periods for which the below ratios were calculated would not materially affect the ratios. The interest coverage ratios do not give effect to any Securities offered by this prospectus since the aggregate amount of Securities, if any, that will be issued hereunder and the terms of issue are not presently known.

	December 31, 2013	March 31, 2014
Interest coverage on long-term debt(1)	1.0 times	2.1 times

Note:

(1)
Net earnings before borrowing costs on all financial liabilities ("borrowing costs") and income taxes divided by borrowing costs.

        Encana's borrowing costs amounted to $460 million for the 12 months ended December 31, 2013. Encana's net earnings before borrowing costs and income taxes was $448 million for the 12 months then ended, which is 1.0 times Encana's borrowing costs for this period. Encana's borrowing costs amounted to $457 million for the 12 months ended March 31, 2014. Encana's net earnings before borrowing costs and income taxes was $977 million for the 12 months then ended, which is 2.1 times Encana's borrowing costs for this period.

        Further information with respect to our net earnings may be found in our consolidated statements of earnings incorporated by reference herein.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

EXPERTS

        PricewaterhouseCoopers LLP are our auditors and have confirmed that they are independent with respect to Encana within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

        The audited annual consolidated financial statements of Encana Corporation incorporated by reference in this prospectus have been so incorporated in reliance on the audit reports which are also incorporated by reference in this prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, as experts in auditing and accounting.

        Ernst & Young LLP are the auditors of the audited schedules of revenues and direct operating expenses of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC's certain oil and gas properties for the years ended December 31, 2013 and December 31, 2012, and the related notes (collectively, the "Audited Operating Statements"), contained in our Business Acquisition Report dated June 20, 2014 and thereby incorporated by reference in this prospectus, and have confirmed that, as they relate to the Audited Operating Statements, they are independent with respect to Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants (United States).

        The Audited Operating Statements contained in the Business Acquisition Report dated June 20, 2014 and thereby incorporated by reference in this prospectus have been so incorporated in reliance on the audit report dated June 20, 2014 of Ernst & Young LLP, as experts in auditing and accounting, to the Executive Committee of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC, which is also contained in the Business Acquisition Report dated June 20, 2014 and thereby incorporated by reference in this prospectus.

        Information relating to our reserves in the Annual Information Form dated February 20, 2014 was calculated based on evaluations of and reports on our natural gas, oil and NGLs reserves conducted and prepared by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserves evaluators. Information relating to the select petroleum and natural gas reserves of the Eagle Ford Assets acquired indirectly by Encana from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC, contained in the Business Acquisition Report dated June 20, 2014, was calculated based on evaluation and report on such reserves conducted and prepared by Netherland, Sewell & Associates, Inc. The designated professionals, as such term is defined in applicable securities legislation, of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation incorporated under and governed by the Canada Business Corporations Act. Some of our officers and directors, and some of the experts named in this prospectus, are Canadian residents, and many of our assets or the assets of our officers and directors and the experts are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of

Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our officers and directors and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus.

        Certain of our directors reside outside of Canada, namely Peter A. Dea, Claire S. Farley, Fred J. Fowler, Suzanne P. Nimocks and Howard J. Mayson. Each of Peter A. Dea, Claire S. Farley, Fred J. Fowler, Suzanne P. Nimocks and Howard J. Mayson has appointed the following agent for service in Canada:

  Name and Address of Agent

  Encana Corporation
  Attention: Corporate Secretary
  4400, 500 Centre Street S.E.
  P.O. Box 2850
  Calgary, Alberta
  T2P 2S5

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for services of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

  •
  the documents listed in the third paragraph under "Where You Can Find More Information";

  •
  the consent of our accountants, PricewaterhouseCoopers LLP;

  •
  the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

  •
  the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and, MacNaughton;

  •
  the consent of Ernst & Young LLP as the auditors of the Audited Operating Statements;

  •
  the consent of Netherland, Sewell & Associates, Inc. as the independent qualified reserves evaluators of crude oil, natural gas and NGLs reserves of the Eagle Ford Assets acquired indirectly by Encana from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC;

  •
  powers of attorney from our officers and directors;

  •
  the Indenture; and

  •
  the statement of eligibility of the trustee on Form T-1.

QuickLinks

  Filed pursuant to General Instruction II.L. of Form F-10 Registration No. 333-196927

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
EXCHANGE RATE INFORMATION
CAUTIONARY NOTE REGARDING OIL AND GAS RESERVE AND RESOURCE ESTIMATES
FORWARD-LOOKING STATEMENTS
ENCANA CORPORATION
RECENT DEVELOPMENTS
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SECURITIES OFFERED
ELIGIBILITY FOR INVESTMENT
TRADING PRICE AND VOLUME
DIVIDENDS
PRIOR SALES
PLAN OF DISTRIBUTION
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RELATIONSHIP BETWEEN THE ISSUER AND CERTAIN UNDERWRITERS
LEGAL MATTERS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
DOCUMENTS INCORPORATED BY REFERENCE
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
ENCANA CORPORATION
RECENT DEVELOPMENTS
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF SUBSCRIPTION RECEIPTS
DESCRIPTION OF WARRANTS
DESCRIPTION OF UNITS
RISK FACTORS
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
INTEREST COVERAGE
LEGAL MATTERS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT